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                           May 6, 2024

       Gary Strahan
       Chief Executive Officer
       MultiSensor AI Holdings, Inc.
       2105 West Cardinal Drive
       Beaumont, Texas 77705

                                                        Re: MultiSensor AI
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 29,
2024
                                                            File No. 333-278979

       Dear Gary Strahan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Ralph V. De Martino,
Esq.